UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15

Certification and Notice of Termination of Registration under Section 12(g) of the Securities Exchange Act of 1934 or Suspension of Duty to File Reports Under Sections 13 and 15(d) of the Securities Exchange Act of 1934.

Commission File No. 0-24828

GRAND HAVANA ENTERPRISES, INC.
(Exact name of registrant as specified in its charter)

1990 Westwood Boulevard, 3rd Floor, Los Angeles, CA 90025 (310) 475-5600
(Address, including zip code and telephone number, including area code, of registrant’s principal executive offices)

Common Stock, par value $.01 per share
(Title of each class of securities covered by this Form)

None
(Titles of all other classes of securities for which a duty
to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)	☒	Rule 12h-3(b)(1)(i)	☒
Rule 12g-4(a)(1)(ii)	☐	Rule 12h-3(b)(1)(ii)	☐
Rule 12g-4(a)(2)(i)	☐	Rule 12h-3(b)(2)(i)	☐
Rule 12g-4(a)(2)(ii)	☐	Rule 12h-3(b)(2)(ii)	☐
		Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date: 93

Pursuant to the requirements of the Securities Exchange Act of 1934, Grand Havana Enterprises, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Dated:	April 13, 2006	By:	/s/ Stanley Shuster
Name: Stanley Shuster
Its: Chairman of the Board, President and Chief Executive Officer